Exhibit 99.1

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO, OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

THIS IS AN ANNOUNCEMENT FALLING UNDER RULE 2.4 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”) AND DOES NOT CONSTITUTE AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE. THERE CAN BE NO CERTAINTY THAT ANY FIRM OFFER WILL BE MADE.

4 November 2015

SABMiller plc (“SABMiller”) and Anheuser-Busch InBev SA/NV (“AB InBev”)

Update regarding Possible Offer and further extension of PUSU deadline

On 28 October 2015, SABMiller and AB InBev announced the extension of the relevant PUSU deadline to 4 November 2015 in order to allow SABMiller and AB InBev to continue their discussions with respect to the possible recommended offer to be made by AB InBev for the entire issued and to be issued share capital of SABMiller on the key terms set out in the announcement on 13 October 2015 (the “Possible Offer”). It was announced at that time that AB InBev had completed its confirmatory due diligence review of SABMiller and reconfirmed the financial and other terms of the Possible Offer. AB InBev also confirmed that facilities which will allow AB InBev to provide certain funds in support of the cash components of the Possible Offer had been negotiated and could be executed at short notice.

Since that announcement, SABMiller and AB InBev have made good progress in agreeing the terms of the Possible Offer which will be set out in detail in any announcement of a firm intention to make an offer. AB InBev has also confirmed that the above mentioned facilities have been entered into. In order to allow SABMiller and AB InBev to finalise their discussions and satisfy the pre-conditions to the announcement of a formal transaction as outlined below, the Board of SABMiller has requested that the Panel on Takeovers and Mergers (the “Panel”) further extends the relevant PUSU deadline until 5.00pm on 11 November 2015.

Further extension of the PUSU deadline

In accordance with Rule 2.6(a) of the Code, AB InBev was required, by not later than 5.00 pm on 4 November 2015, to either announce a firm intention to make an offer for SABMiller in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer for SABMiller, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies.

In accordance with Rule 2.6(c) of the Code, the Board of SABMiller has requested that the Panel extends the relevant deadline, as referred to above. In the light of this request, an extension has been granted by the Panel and AB InBev must, by not later than 5.00 pm on 11 November 2015, either announce a firm intention to make an offer for SABMiller in accordance with Rule 2.7 of the

Code or announce that it does not intend to make an offer for SABMiller, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of the Panel in accordance with Rule 2.6(c) of the Code.

The announcement of a formal transaction would be subject to the following matters:

a)

unanimous recommendation by the Board of SABMiller in respect of the all-cash offer, and the execution of irrevocable undertakings to vote in favour of the transaction from members of the SABMiller Board, in a form acceptable to AB InBev;

b)

the execution of irrevocable undertakings to vote in favour of the transaction and to elect for the PSA from SABMiller’s two major shareholders, Altria Group, Inc. and BevCo Ltd., in each case in respect of all of their shareholding and in a form acceptable to AB InBev and SABMiller;

c)

the execution of irrevocable undertakings to vote in favour of the transaction from AB InBev’s largest shareholders, the Stichting Anheuser-Busch InBev, EPS Participations SaRL and BRC SaRL in a form acceptable to AB InBev and SABMiller; and

d)	final approval by the Board of AB InBev.

The Board of AB InBev fully supports the terms of this Possible Offer and expects (subject to the matters above) to give its formal approval immediately prior to announcement.

AB InBev reserves the right to waive in whole or in part any of the pre-conditions to making an offer set out in this announcement, other than c) above which will not be waived.

The conditions of the transaction will be customary for a combination of this nature, and will include approval by both companies’ shareholders and receipt of antitrust and regulatory approvals.

In view of the timetable for obtaining some of these approvals, AB InBev envisages proceeding by way of a pre-conditional scheme of arrangement in accordance with the Code.

The cash consideration under the transaction would be financed through a combination of AB InBev’s internal financial resources and new third party debt.

As previously announced, AB InBev has reserved the following rights:

a)	to introduce other forms of consideration and/or to vary the composition of consideration;

b)	to implement the transaction through or together with a subsidiary of AB InBev or NewCo or a company which will become a subsidiary of AB InBev or NewCo;

c)	to make an offer (including the all-cash offer and PSA) for SABMiller at any time on less favourable terms:

(i)	with the agreement or recommendation of the Board of SABMiller;

(ii)	if a third party announces a firm intention to make an offer for SABMiller on less favourable terms; or

(iii)	following the announcement by SABMiller of a whitewash transaction pursuant to the Code; and

d)

to reduce its offer (including the all-cash offer and PSA) by the amount of any dividend that is announced, declared, made or paid by SABMiller prior to completion, save for ordinary course dividends declared or paid prior to completion, which shall not exceed USD 0.2825 per share for the period ended 30 September 2015 and a further USD 0.9375 per share for the period ended 31 March 2016 (totalling USD 1.22 per share) and shall not exceed an amount to be agreed between AB InBev and SABMiller in respect of periods thereafter (which shall be disclosed in any announcement of a firm intention to make an offer).

The announcement does not constitute an offer or impose any obligation on AB InBev to make an offer, nor does it evidence a firm intention to make an offer within the meaning of the Code. There can be no certainty that a formal offer will be made.

A further announcement will be made when appropriate.

Enquiries

SABMiller plc	+44 (0) 20 7659 0100

Christina Mills, Director, Group Communications	+44 (0) 20 7659 0105

+44 (0) 7825 275605

Gary Leibowitz, Director, Investor Relations	+44 (0) 7717 428540

Richard Farnsworth, Group Media Relations	+44 (0) 7734 776317

Robey Warshaw	+44 (0) 20 7317 3900

Simon Robey

Simon Warshaw

J.P. Morgan Cazenove	+44 (0) 20 7777 2000

John Muncey

Dwayne Lysaght

Morgan Stanley	+44 (0) 20 7425 8000

Henry Stewart

Paul Baker

Goldman Sachs	+44 (0) 20 7774 1000

Gilberto Pozzi

Mark Sorrell

Finsbury	+44 (0) 20 7251 3801

Faeth Birch

James Murgatroyd

Anheuser-Busch InBev SA/NV

Marianne Amssoms	+1 212 573 9281

Graham Staley	+1 212 573 4365

Karen Couck	+1 212 573 9283

Kathleen Van Boxelaer	+32 (0) 16 27 68 23

Christina Caspersen	+1 212 573 4376

Heiko Vulsieck	+32 (0) 16 27 68 88

Lazard – Lead Financial Adviser	+44 (0) 20 7187 2000

William Rucker

Charlie Foreman

Deutsche Bank – Financial Adviser and Corporate Broker	+44 (0) 20 7545 8000

Andrew Tusa

Ben Lawrence

Simon Hollingsworth

Barclays – Financial Adviser	+44 (0) 207 623 2323

Wilco Faessen

Gary Posternack

Mark Todd

BNP Paribas – Financial Adviser	+44 (0) 20 7595 2000

Eric Jacquemot

Bjorn De Carro

Merrill Lynch International – Financial Adviser	+44 (0) 20 7628 1000

Federico Aliboni

Michael Findlay

Geoff Iles

Brunswick Group

Steve Lipin	+1 212 333 3810

Richard Jacques	+44 (0) 20 7404 5959

Linklaters LLP, Hogan Lovells International LLP, Hogan Lovells US LLP and Cleary Gottlieb Steen & Hamilton LLP are retained as legal advisers to SABMiller.

Freshfields Bruckhaus Deringer LLP, Cravath, Swaine & Moore and Clifford Chance LLP are retained as legal advisers to AB InBev.

Important notices relating to financial advisers

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

J.P. Morgan Limited, which conducts its UK investment banking businesses as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the matters described in this announcement. For these purposes “Lazard”

means Lazard Frères & Co. LLC and Lazard & Co., Limited. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement or the matters described in this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm

Deutsche Bank AG, acting through its London branch (“DB”), is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

Barclays Bank PLC, through its Investment Bank (“Barclays”), is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this announcement and is not, and will not be responsible to any person other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this announcement. Barclays is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (“ECB”) and the Autorité de Contrôle Prudentiel et de Résolution (“ACPR”). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this announcement, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (“Merrill Lynch”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the matters referred to in this announcement.

Disclosure requirements of the Takeover Code (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website

A copy of this announcement will be made available on www.sabmiller.com by no later than 12 noon (London time) on 5 November 2015.

You may request a hard copy of this announcement by contacting SABMiller’s company secretary on +44 (0) 1483 264000. You may also request that all future documents, announcements and information to be sent to you in relation to the offer should be in hard copy form.

Further information, including all documents related to the proposed transaction can be found at www.globalbrewer.com.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposal to the Board of SABMiller, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that the approach in respect of the proposed transaction described herein will result in an offer or agreement, or as to the terms of any such agreement, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller enter into a transaction, AB InBev or NewCo may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

If AB InBev made an offer for SABMiller, then US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.